Mail Stop 4561

April 12, 2007

Paul McFeeters
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

>       **Re:    Open Text Corporation**
>               **Forms 10-K for Fiscal Year Ended June 30, 2005 & 2006**
>               **Form 10-Q for the Quarter Ended December 31, 2006**
>               **File No. 000-27544**

Dear Mr. McFeeters:

    We have reviewed your response letter dated March 9, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

June 30, 2006 Form 10-K

Note 5 – Goodwill, page 57

1.    We note your response to comment 4 in the Staff's letter dated October 7, 2006 and the rollforward of goodwill presented in Appendix A. We further note that during the quarter ended December 31, 2006 the Company increased goodwill by $8.4 million for "tax entries" related to the IXOS acquisition. Please explain the reasons for this adjustment and tell us how you applied the guidance in paragraph 30 of SFAS 109 and EITF 93-7 in determining that the $8.4 million increase to goodwill was appropriate.

December 31, 2006 Form 10-Q

Note 10 – Allowance for Doubtful Accounts and Unbilled Receivables, page 15

2.      We note the Company's allowance for doubtful accounts as a percentage of
        outstanding accounts receivable decreased from 3.6% at June 30, 2006 and
        September 30, 2006 to 1.5% at December 31, 2006.  We further note your
        disclosures in your Critical Accounting Policies discussion in the Company's June
        30, 2006 Form 10-K where you indicate that "for those receivables not
        specifically identified as uncollectible, an allowance is maintained for a specific
        percentage of those receivables based upon the aging of accounts, our historical
        collection experience and current economic expectations."  Please explain the
        decrease in the allowance for doubtful accounts as a percentage of outstanding
        receivable with respect to your policy statement.  In this regard, tell us how the
        acquisition of Hummingbird impacted your analysis, if at all.  Further tell us how
        you considered including a discussion in your MD&A related to this decrease.
        We also note the Company wrote off $2.2 million of uncollectible accounts
        receivable.  Identify any significant customers that contributed to this write-off
        and tell us whether you had any significant changes in your collection policies or
        payment terms.

Note 18 – Acquisitions, page 27

3.      We note that the Company completed the acquisition of Hummingbird in October
        2006.  We further note that you filed a Form 8-K on October 4, 2006 indicating
        that the audited financial statements of Hummingbird and the pro forma financial
        statements for this acquisition would be filed within 71 days of October 6, 2006.
        Please update the Staff as to the status of this filing.  We may have additional
        comments once this information is filed.

                                   *********

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T.  You may wish to provide us with marked copies of any amendment to
expedite our review.  Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief

cc:     Barbara Johnson
        Choate, Hall & Stewart LLP
        Two International Place
        Boston, MA 02110
        fax (617) 248-4000